UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Tallyfy, Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> August 18, 2014

Physical address of issuer
911 Washington Avenue, Suite 501, St. Louis, MO 63101

Website of issuer
https://tallyfy.com/

Name of intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd SAFE Units of the issuer that is equal to two percent (2.0%) of the total number of SAFEs sold by the issuer in the Offering

Type of security offered
Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 31, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$577,824.00	$409,639.00
Cash & Cash Equivalents	$576,307.00	$391,407.00
Accounts Receivable	$0.00	$3,676.00
Short-term Debt	$582.00	$377.00
Long-term Debt	$2,071,749.00	$1,310,544.00
Revenues/Sales	$74,673.00	$80,506.00
Cost of Goods Sold	$65,292.00	$36,394.00
Taxes Paid	-$12,966.00	$2,060.00
Net Income	-$593,019.00	-$599,333.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 12, 2019

FORM C

Tallyfy, Inc.



Up to $1,070,000.00 of
Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)

       This Form C (including the cover page and all exhibits attached hereto, the "***Form C***") is being furnished by Tallyfy, Inc., a Delaware corporation (the "***Company***", "***Tallyfy***", as well as references to "***we***", "***us***", or "***our***"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Safe Units of SAFE (Simple Agreement for Future Equity of the Company (the "***Securities***"). Purchasers of Securities are sometimes referred to herein as "***Investors***." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the Offering of Securities described in this Form C (this "***Offering***"). The minimum amount of Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

       The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "***Subscriptions***" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

       The Offering is being made through OpenDeal Portal LLC dba "Republic" (the "***Intermediary***"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 6.0% (six percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd SAFEs of the issuer that is equal to 2.0% (two percent) of the total number of Crowd SAFEs sold by the issuer in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$50.00	$3.00	$47.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(2)   This includes the 6.0% cash commission due to the Intermediary but excludes fees to Company's advisors, such as attorneys and accountants.

(3)   OpenDeal Portal LLC dba "Republic", or a successor as approved by the SEC, will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://tallyfy.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 12, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY AS ESCROW AGENT SERVICE PROVIDER.

Forward Looking Statement Disclosure
This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

Upon the sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://tallyfy.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: https://republic.co/tallyfy.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Tallyfy, Inc. (the "*Company*" or "*Tallyfy*") is a Delaware corporation, formed on August 18, 2014.

The Company is located at 911 Washington Avenue, Suite 501, St. Louis, MO 63101.

The Company's website is https://tallyfy.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Tallyfy offers a workflow software product that is specifically designed to ensure that repeatable processes (procedures) are easy to create and run for business people - who don't have to be technically savvy to use the product. We help teams in small and mid-size companies eliminate their use of flowcharts, forms and emails by digitizing manual processes on Tallyfy.

The Offering

Minimum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	$25,000.00
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)*	25,000*
Maximum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	$1,070,000.00
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)*	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per Investor	$50.00
Offering deadline	December 31, 2019
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 37 hereof.

*The quantity of Crowd SAFES represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd SAFES issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company was first formed in 2014. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage a business operating in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The Company does not expect to achieve profitability for the next 12-18 months. We are focused instead on increasing product depth and as well as our market share. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We currently have three full time employees, we work with more than fifteen independent contractors, and we face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.
We utilize third parties service providers, for selected aspects of product development. For example, we use third-party cloud and infrastructure vendors such as AWS (Amazon Web Services) and many other SaaS (Cloud and Software as a Service) tools that help run day-to-day operations. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on its founders and directors Amit Kothari and Pravina Pindoria in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either Amit Kothari and Pravina Pindoria die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

To date, the Company has relied on external financing to fund its business and operations.
We are a startup Company and our business model currently focuses on innovation rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, product development) that, the Company has about six months of liquid assets to continue operations at the current rate of expenditure. It is possible to control this expenditure and reduce it, affecting that forecast. If the Offering succeeds, and depending on the level of success of the Offering - we anticipate that two to seven months of additional liquid assets will be made available to continue operations, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transactions or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any intellectual property rights;
- The cost and delays in product;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition and results of operation.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. With an average monthly burn rate of $49,567, we will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and

disclosure controls and procedures reflect its status as a development stage, nonpublic company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product offering to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our product cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our product may require significant investments of capital and employee resources. In addition, many of our product's features are used with software products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide, such as Typeform, Wufoo, Google, Asana, Trello, Wrike, Slack, Microsoft Teams, Pegasystems, Appian, SAP, Oracle, or IBM. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. An illustration of this trend is the planned discontinuation of Hipchat and Stride, and the acquisition of their intellectual property rights by Slack, as well as the acquisition of OpenSpan by Pegasystems. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. By way of illustration, Appian has recently announced the integration of Google AI to its platform in order to provide artificial intelligence capabilities to its applications. We expect these trends to continue as companies attempt to maintain or strengthen their market positions. The potential entrants may have competitive advantages over us, such as greater name

recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance our current product, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences relating to our product change continually. Our success depends on our ability to predict, identify, and interpret the needs and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to develop competing technologies, failure to improve processes or to operate in accordance with specifications or expectations, the unavailability of financing, required equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, negligence in performing the digitalization of our clients' manual processes could can potentially lead to significant loss and a successful claim brought against us in excess of the limitation of liability provisions of the Company's Customer Terms of Service, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites, software, and technology infrastructure in general. As a result, we will need to continue to improve and expand our software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to

us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided safe harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Risk Related to Our Intellectual Property

Our proprietary rights may not adequately protect our technologies and products.
Our commercial success will depend on our ability to adequate protection for our technologies and products in the United States and other countries. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and products are covered by adequate intellectual property protection or are effectively maintained as trade secrets.

Our existing intellectual property rights and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products and technologies.

The actual protection afforded for software programs varies on a product-by-product basis, from country to country and depends on many factors, including whether patent law protection is available, the scope of coverage granted by patent and copyright laws, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of intellectual property rights. Our ability to maintain and solidify our proprietary position for our products will depend on our success in obtaining effective claims and enforcing those claims once granted. The patents that may be issued in the future, or those licensed to us, may be challenged, invalidated, unenforceable or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar products. We also rely on trade secrets to protect some of our technology. However, trade secrets are difficult to maintain. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, non-U.S. courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.

If we fail to protect our intellectual property rights, our competitors may take advantage of our ideas and compete directly against us.
Our success will depend to a significant degree on our ability to secure and protect intellectual property rights and enforce trademark protections relating to our goods and services. While we believe that the protection of trademarks is important to our business, we also rely on a combination of copyright, trade secret, nondisclosure and confidentiality agreements, know-how and continuing technological innovation to maintain our competitive position. From time to time, litigation may be advisable to protect our intellectual property position. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Any litigation in this regard could be costly, and it is possible that we will not have sufficient resources to fully pursue litigation or to protect our intellectual property rights. This could result in the rejection or invalidation of our existing and future intellectual property filings. Any adverse outcome in litigation relating to the validity of our patents, or any failure to pursue litigation or otherwise to protect our patent position, could materially harm our business and financial condition. In addition, confidentiality agreements with our employees, consultants, customers, and key vendors may not prevent the unauthorized disclosure or use of our technology. It is possible that these agreements will be breached or that they will not be enforceable in every instance, and that we will not have adequate remedies for any such breach. Enforcement of these agreements may be costly and time consuming. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States.

We may not be able to protect our intellectual property rights throughout the world.
The laws of some non-U.S. countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to computer engineering technology, which could make it difficult for us to stop possible infringements. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

Crowdfunding Risks

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication.

The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material

change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Offering and the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investor will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to

Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities, and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities

and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Tallyfy offers a workflow software product that is specifically designed to ensure that repeatable processes (procedures) are easy to create and run for business people - who don't have to be technically savvy to use the product. We help teams in small and mid-size companies eliminate their use of flowcharts, forms and emails by digitizing manual processes on Tallyfy. Our SaaS (Cloud and Software as a Service) application ensures that companies can achieve the ultimate goal of continuously improving, automating and scaling their repeatable operations. This goal is much more difficult to achieve with most of today's simple task, project and collaboration tools - which are designed for simple/one-off tasks and chats.

Business Plan
The Company's goal is to be the best online platform where anyone can document, track, automate and improve their repeatable processes - helping businesses to save money through efficient, lean operations that are also highly scalable. The Company does not expect to achieve profitability for the next 12 - 18 months. We are focusing instead on increasing product depth and increasing market share. We have

invested heavily into product development to this date and are now projecting to reach $50,000.00 of monthly recurring revenue by late 2020.

Our lead acquisition model is primarily based on content marketing, which generates a strong pipeline of inbound leads from search. At the date of this Form C, we are generating more than $350,000 worth of inbound lead generation that we don't have to pay for, since organic search results provide free traffic, unlike paid ads. In the next few months, we will shift our focus to sales and conversion of trials into paid subscribers, and specifically - we removed our "free forever" plan on August 25, 2019, such that all our subscription plans will be paid plans only, including a free trial.

History of the Business
Tallyfy, Inc. was incorporated on August 18, 2014 under Delaware Law. The Company first began operations in 2014 after winning a $50,000 equity-free grant from Arch Grants in St. Louis, MO. This enabled us to bootstrap and begin development of our first product, Tallyfy. We subsequently won two of the major US accelerators - 500 Startups and Alchemist Accelerator in Silicon Valley, which exposed us to new ideas, more investors and very significant changes to our product. The next version of our product (v2) was launched in a "beta" stage in around January 2018.

Taking feedback from the rapid amount of sign-ups - we iterated and improved the product constantly throughout 2018 and all the way to the present day. We now have a product we believe is more adequate for commercialization through differentiation and continue to iterate on the product - although our attention and resources are planned to shift more towards sales in the coming 12 - 18 months. Through the existence of v2 of our product, we have had over 10,000 signups to date - giving us strong insights on market acceptance and enabling us to iterate our product roadmap quickly.

The Company's Products

Product / Service	Description	Current Market
Tallyfy	Tallyfy is a workflow software product designed to create and track repeatable processes	The majority of qualified signups and customers are small and medium-sized companies

Add-ons will exist for our core product, but we are not currently developing new products.

Competition
Our competitors and complimentary players fall into the categories defined below.

Web forms:
A number of companies offer software programs that are available on a web browser. We are complimentary to such tools - since a process (on Tallyfy) kicks off when a form is submitted to the interface of such browser. Examples include Typeform, Wufoo, Google Forms, etc.

Task and project management software programs:
We are partly competitive to such tools since they have tasks/collaboration services at their core. Our differentiation is that we focus on repeatable processes, approvals and forms within tasks (to scale operations) – as opposed to the management of a one-off project. Examples include Asana, Trello, Wrike, etc.

Collaboration and chat software programs:
We are complimentary to such tools - since a repeatable process (like client onboarding and employee orientation) is difficult to run and scale using a chat interface only. Examples include Slack, Microsoft Teams, etc.

Middleware or "integration as a service" programs:
We are complimentary to such tools - since they specifically help users integrate one app to another. Tallyfy runs workflows that people do (we're not about machine-driven automation) and we leverage platforms like Zapier and Microsoft Flow - so that we don't have to build integrations into thousands of other apps. We believe that most processes in a company are (and will always be) driven by people, and only a small segment of processes can be fully automated using middleware.

BPM (Business Process Management) software programs:
We could potentially be competitive to BPM, but only in the enterprise market, which is a market that we are not currently targeting. The enterprise market includes heavyweight, IT-driven platforms that let people define flowcharts/BPMN for repeatable business processes in an attempt to automate them. They've been around for decades - and vendors like Pega, Appian, SAP, Oracle, IBM, etc. all have legacy process management and BPM platforms.

Cloud AI platforms:
We are complimentary to cloud AI API's and platforms like IBM Watson, Google Cloud, Microsoft Cognitive Services, etc. Since AI platforms are in narrow domains e.g. image recognition, data analysis, etc. - we aim to simply slot an "AI task" as part of an "overall process". This way - a process can be a hybrid - where most tasks are for people, but a few tasks are left to automation. The complimentary segments of software above, we believe, puts us is a great position to ride the growth in these large, fast-growing segments.

Customer Base
The majority of qualified signups and customers are SMB (small and medium-sized businesses) with a small, but growing, proportion being enterprise customers.

Suppliers
Our product is a SaaS (Software as a Services), which by definition, runs on independent SaaS servers. The Company uses third-party cloud and infrastructure vendors such as AWS (Amazon Web Services) and many other SaaS tools that help run day-to-day operations, as well as server maintenance and protection.

Intellectual Property
The Company has successfully filed and registered the three trademark applications listed below.

Application or Registration #	Title	Description	File Date	Grant Date	Country
Serial Number: 86912205	TALLYFY	Service Mark	Feb. 18, 2016	Feb. 07, 2017	US
Serial Number: 87422629	WORKFLOW MADE EASY	Service Mark	Apr. 24, 2017	Sep. 12, 2017	US
Serial Number: 86912232	DESIGN	Service Mark	Feb. 18, 2016	Sep. 27, 2016	US

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
To the Company's knowledge, there are no existing legal suits pending or threatened against the Company.

Other

The Company's principal address is 911 Washington Avenue, Suite 501, St. Louis, MO 63101.

The Company conducts business in all 50 US states, but also in Canada, United Kingdom, Australia, and New Zealand.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6%	$1,500.00	6%	$64,200.00
Campaign marketing expenses or related reimbursement	10%	$2,500.00	4%	$42,800.00
Working capital, sales and product marketing	30%	$7,500.00	40%	$428,000.00
Product Development	54%	$13,500.00	50%	$535,000.00
Total	**100.00%**	**$25,000.00**	**100.00%**	**$1,070,000.00**

* The Use of Proceeds chart is not inclusive of fees paid to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due at the closing of the campaign.

The Company has discretion to alter the use of proceeds as set forth above. Additionally, the Company may alter the use of proceeds if there is a material change that creates unforeseen circumstances for the business.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Amit Kothari

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, Secretary, 2014 - Present

CEO, 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Amit is responsible for the Company's day-to-day operating activities, including revenue and sales growth, as well as customer account management. Amit manages the product direction, technical architecture, strategy, demos, hiring, fundraising and ops architecture.

Amit has not held any activities outside of the Company within the past three years.

Education
Amit has a background in Computer Science and holds a Bachelor's degree of Science from the University of Bath (2004).

Name
Pravina Pindoria

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Operating Officer 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Pravina reports to the CEO and is responsible for the Company's day-to-day operating activities, product management, requirements planning and definition, customer success, and helpdesk. Pravina leads the adaptation and adoption of Tallyfy's technology to the healthcare sector. Product releases and demos also fall under her purview.

Pravina has not held any activities outside of the Company within the past three years.

Education
Pravina obtained a Bachelor's degree of Science from the City University of London (2004) and was a registered nurse.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Amit Kothari

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, Secretary, 2014 - Present
CEO, 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Amit is responsible for the Company's day-to-day operating activities, including revenue and sales growth, as well as customer account management. Amit manages the product direction, technical architecture, strategy, demos, hiring, fundraising and ops architecture.

Amit has not held any activities outside of the Company within the past three years.

Education
Amit has a background in Computer Science and holds a Bachelor's degree of Science from the University of Bath (2004).

Name
Pravina Pindoria

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Operating Officer 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Pravina reports to the CEO and is responsible for the Company's day-to-day operating activities, product management, requirements planning and definition, customer success, and helpdesk. Pravina leads the adaptation and adoption of Tallyfy's technology to the healthcare sector. Product releases and demos also fall under her purview.

Pravina has not held any activities outside of the Company within the past three years.

Education
Pravina obtained a Bachelor's degree of Science from the City University of London (2004) and was a registered nurse.

Indemnification
Pursuant to the Bylaws of Tallyfy, Inc. (the "***Bylaws***"), adopted in August 18, 2014, the Company will indemnify each person who has been or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the Company's request as a director or officer of any other enterprise against all expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, suit, or proceeding (including, without limitation, the investigation, defense, settlement, or appeal of such action, suit, or proceeding) if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company. To the extent a person who is or was serving as a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of any other enterprise, has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the Bylaws (including the dismissal without prejudice of any such action, suit, or proceeding), or in defense of any claim, issue, or matter therein, such person will be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Expenses (including attorneys' fees) actually and reasonably incurred by a person who may be entitled to indemnification in defending an action, suit, or proceeding, whether civil, criminal, administrative, investigative, or appellate, will be paid by the Company in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to indemnification by the Company.

Employees
The Company currently has two employees in the state of Missouri and one employee in the state of Florida.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company is authorized to issue 10,000,000 shares of a single class of capital stock with a par value of $0.0001 per share (the "***Common Stock***"), pursuant to the Company's Certificate of Amendment of Certificate of Incorporation of Tallyfy, Inc., filed on October 13, 2016 (the "***Amended COI***").

The Company has issued the following outstanding Securities:

Common Stock

Between May and June 2016, the Company issued three purchasers an aggregate of 5,400 shares of the Company's Common Stock, at a purchase price of $0.0001, for the aggregate proceed of $0.54. These offerings of the Company's Common Stock were conducted in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the "***Securities Act***"). The proceeds of these offerings were used for general business purposes.

On June 7, 2016, pursuant to a Common Stock Purchase Agreement, Alchemist Accelerator, LLC was issued 198 shares of the Company's Common Stock in consideration of the Company's acceptance and participation in the purchaser's accelerator program. This offering of the Company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act. Additionally, at such time, the Company granted Alchemist Accelerator, LLC a pre-emptive right entitling the accelerator to purchase up to 10% of the preferred stock issued in the Company's first equity financing of over $1,000,000.00. Subsequently, in August 2019, the Common Stock issued to Alchemist Accelerator, LLC was re-issued in the amount of 104,047 shares of Common Stock and 44,592 shares of Common Stock to its affiliate, Alchemist Accelerator Fund I, LLC.

On October 13, 2016, pursuant to the Amended COI, the shares of the Company's Common Stock then outstanding were reallocated among the then-current holders of the Company's Common Stock, so that the aggregate number of Common Stock issued and outstanding was equal to 5,998,000, with each stockholder entitled to receive a pro rata portion of the Common Stock equal to the ratio that such stockholder's Common Stock outstanding immediately prior to such re-allocation bears to the aggregate amount of all stockholder's Common Stock.

On December 6, 2016, pursuant to a Common Stock Purchase Agreement, a single purchaser purchased 100,000 shares of the Company's Common Stock at a purchase price of $0.35 per share for the aggregate proceeds of $35,000.00. The offering of the Company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act. The proceeds of this offering were used for general business purposes.

Additionally, 162,333 shares of the Company's Common Stock were issued upon exercise of 162,333 of Options issued pursuant to the 2014 Incentive Stock Plan described below in the Section titled '***Incentive Stock Plan***'.

As of the date of this Form C, there are 5,810,972 shares of Common Stock issued and outstanding, 550,000 shares of Common Stock reserved in connection with grants made pursuant to the Company's 2014 Incentive Stock Plan and an additional 1,287,667 shares of Common Stock reserved for issuance under the Company's 2014 Incentive Stock Plan.

Incentive Stock Plan
On August 24, 2014, the Company adopted and approved its 2014 Incentive Stock Plan, which was subsequently amended on October 13, 2016 (the "***Plan***") to secure for the Company and its stockholders the benefits of the incentive inherent in stock ownership by the employees and managers of, and consultants to, the Company and to afford such persons the opportunity to obtain or increase a proprietary interest in the Company on a favorable basis. Awards granted under the Plan may be in the form of incentive stock options, non-qualified stock options and incentive shares of Common Stock, as described in the Plan. The

aggregate number of shares the Company's Common Stock that may be issued pursuant to the Plan shall not exceed the aggregate of 2,000,000 shares.

Options Issued under the Plan

Between 2016 and 2019, the Company issued seven non-qualified stock option grants with an exercise price of $0.0001 per share, one incentive stock option grant with an exercise price of $0.01 per share and one incentive stock option grant with an exercise price of $0.08 per share pursuant to the Plan for the aggregate purchase of 1,810,000 shares of the Company's Common Stock, with various schedules (collectively, the "*Options*"). As of the date of this Form C, 162,333 Options have been exercised at a price per share ranging from $0.01 to $0.0001 for the aggregate proceeds $212.58 of in exchange for shares of the Company's Common Stock in reliance on Rule 701 of the Securities Act.

590,000 Options, held by three awardees, remain issued and outstanding, of which 395,000 have vested. 50,000 of said Options will expire if not exercised before June 22, 2027, 500,000 of said Options will expire if not exercised by October 7, 2027 and 40,000 of said Options will expire if not exercised by August 30, 2029. The exercise of the issued and outstanding Options may dilute the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity).

Convertible Securities

The Company has raised $2,045,000.00 in convertible securities. A summary of terms of such convertible securities is described below.

The June 2016 Convertible Promissory Note

On June 7, 2016, the Company issued a convertible promissory note to Alchemist Accelerator, LLC in reliance on Section 4(a)(2) of the Securities Act, for the amount of $75,000.00. The proceeds of this offering were used to cover the accelerator program tuition fee and for general business purposes. This convertible promissory note contains a 15% discount rate, $6,000,000 valuation cap, and an interest rate of 4% per annum. The maturity date of the convertible promissory note was initially December 7, 2017 and was subsequently extended to December 7, 2019. Currently, the principal and interest on this convertible promissory note are outstanding and have not been converted into equity securities in the Company. In the event that the convertible promissory note converts after the Crowd SAFE Units issued in this Regulation Crowdfunding Offering convert, the conversion shares issued to the holders of the Crowd SAFEs issued in this Offering will be diluted.

Pursuant to the terms of the convertible promissory note, the note will convert in the following circumstances:

- In the event the Company consummates a qualified financing in which the Company sells shares of its equity securities in a transaction or series of related transactions with an aggregate sales price of not less than $1,000,000.00, excluding cancellation of indebtedness under the convertible promissory note (a "*Qualified Financing*") prior to a Change in Control (as defined below) or payment in full of the convertible promissory note, all principal together will all accrued but unpaid interest shall automatically convert into shares of the Company's preferred stock issued in the Qualified Financing and the Company's Common Stock at the lesser of (i) 85% of the price per share paid by the purchaser of the largest number of equity securities in the Qualified Financing, or (ii) the price obtained by dividing the $6,000,000 by the Company's fully-diluted capitation immediately prior to the Qualified Financing (the "*Conversion Price*"). The total number of shares of stock that the holder shall be entitled to upon such conversion shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such note by (B) the Conversion Price (the "*Total Number of Shares*"). The Total Number of Shares shall consist of the preferred stock issued in the Qualified Financing and Common Stock. The number of shares of such preferred stock shall be equal to the quotient obtained by dividing (x) all principal and unpaid interest outstanding by (y) the same price per share paid by the other purchaser of the largest number of the equity securities in the Qualified Financing. The number of shares of Common Stock shall be equal to the Total Number of Shares minus the number of shares of preferred stock.

- Additionally, in the event of a Change of Control prior to the Qualified Financing, Optional Conversion (as defined below) or payment in full, in connection with a Change of Control as defined below, at the option of the holder, either (i) the holder shall receive a payment equal to the accrued but unpaid interest plus one and one half times (1.5x) the principal of the note, or (ii) the note shall convert into shares of Common Stock at a price obtained by dividing the $6,000,000 by the Company's fully-diluted outstanding capitalization immediately prior to the Change of Control (excluding the shares issuable upon conversion of the note). A "*Change of Control*" means the sale, conveyance or other disposition of all or substantially all of the Company's property or assets or the Company's merger with or into or consolidation with any other corporation, limited liability company or other entity (other than a wholly owned subsidiary of the Company) but does not include a merger of the Company effected exclusively for the purpose of changing the domicile of the Company, an equity financing in which the Company is the surviving corporation, or a transaction in which the stockholders of the Company immediately prior to the transaction own 50% or more of the voting power of the surviving corporation following the transaction.

- Further, in the event that neither a Qualified Financing nor payment in full has occurred on or before the maturity date, the principal and accrued but unpaid interest under the note shall, at the option of the holder, automatically convert into either (i) shares of the Company's Common Stock at a price per share not less than the Company's fair market value as determined by a third party reasonably selected by the Company's Board of Directors, or (ii) shares of newly authorized Series AA Preferred Stock of the Company at a price obtained by dividing the $6,000,000 by the Company's fully-diluted capitalization (excluding the conversion of convertible notes and including an unallocated option pool reserve equal to 15% of the Company's post-financing fully diluted capitalization) immediately prior to such conversion (the "*Optional Conversion*").

The Series AA Preferred Stock shall have a liquidation preference, and may be converted at any time, at the option of the holder, into shares of Common Stock. The conversion rate will initially be 1:1. Each holder of Series AA Preferred Stock shall have general voting rights, as well as the right to purchase its pro rata share of any offering of new securities by the Company, subject to customary exceptions. This right will terminate on the earlier of (i) immediately prior to the Company's initial public offering or (ii) five years after the financing. Additionally, the Series AA Preferred Stock will have customary ROFR and co-sale rights, information rights, and market stand-off rights.

The August 2016 Convertible Secured Promissory Note

On August 16, 2016, the Company issued a convertible secured promissory note to Missouri Technology Corporation in reliance on Section 4(a)(2) of the Securities Act, for the amount of $200,000.00. The proceeds of this offering were used for general business purposes. The convertible secured promissory contains a 15% discount rate, $6,000,000 valuation cap, and an interest rate of 4% per annum, *provided* that in the event the Company fails to pay the entire outstanding balance upon maturity or acceleration, the interest rate shall accrue from that date at a rate of 12% per annum. The maturity date of this convertible secured note was initially December 7, 2017 and was subsequently extended to December 7, 2019. Currently, the principal and interest on this convertible secured promissory note are outstanding and have not been converted into equity securities in the Company. In the event that the convertible secured promissory note converts after the Crowd SAFE Units issued in this Regulation Crowdfunding Offering convert, the conversion shares issued to the holders of the Crowd SAFEs issued in this Offering will be diluted.

Pursuant to the terms of the convertible secured promissory note, the note will convert in the following circumstances:

- Upon the occurrence of a transaction or series of related transactions in which the Company issues capital stock or securities convertible into or exchangeable or exercisable for capital stock of the Company and receives at least $1,000,000.00 of cumulative gross proceeds (a "*Qualified*

Financing"), the holder of the convertible secured promissory note may thereafter elect, in its sole discretion, to convert all or any portion of the outstanding balance into such number of shares of subsequent stock equal to (a) the outstanding principal and accrued interest, divided by (b) the lesser of (i) the product of (A) 85% and (B) the lowest per share purchase price paid or payable for the subsequent stock issued or issuable in the Qualified Financing and (ii) $6,000,000.00 divided by the total number of shares of capital stock outstanding on a fully diluted basis (the "*Conversion Cap Price*").

- Upon the occurrence of a non-qualified financing (not including equity securities or options to purchase equity securities issued to employees, directors or consultants, banks, or lessors), the holder may thereafter elect, in its sole discretion, to convert all or any portion of the outstanding principal and accrued interest into that number of shares of capital stock issued in the non-qualified financing equal to (a) the outstanding principal and accrued interest, divided by (b) the lesser of (i) the product of (A) 85% and (B) the lowest per share purchase price paid or payable for the shares of capital stock issued or issuable in the non-qualified financing, (ii) the fair market value of a share of capital stock as determined by a third party reasonably selected by the Board, and (iii) the Conversion Cap Price.

- Additionally, in the event the Company does not complete a Qualified Financing prior to the maturity date, then any time on or after the maturity date, the holder may elect, in its sole discretion, to (a) declare the note immediately due and payable or (b) elect to convert all or any portion of the outstanding principal and accrued interest into such number of shares of capital stock equal to (i) such portion of the outstanding balance divided by (ii) the product of (A) 85% (B) the current fair market value of a share of capital Stock.

Further, in the event that a Change of Control (as defined below) occurs with respect to the Company, then the investor may elect to either (a) convert all or any portion of the outstanding balance of this note into a number of shares of capital stock equal to: (i) such portion of the outstanding principal and accrued interest, divided by (ii) the lesser of (A) the product of (aa) 85% and (bb) the lowest price per share paid or payable in such Change of Control and (B) the Conversion Cap price, or (b) receive payment of an amount equal to the accrued but unpaid interest on this note plus one and one half times (1.5x) the principal of the note. A "*Change of Control*" means (i) a sale or transfer of all or substantially all of the Company's assets to a third party, (ii) a merger of the Company with or into another person or (iii) the acquisition by any person or group (other than an existing beneficial owner of the Company on the date hereof) of a majority of the voting power or economic ownership of the equity interests of the Company other than in a Qualified Financing.

Right of first offer: The investor shall have the right of first offer to purchase all or any portion of such investor's pro rata share of any new securities that the Company may from time to time issue after the date of the August 16, 2016 Convertible Secured Note Purchase Agreement. An investor's pro rata share for purposes of this right of first offer is the ratio of (a) the number of shares of capital stock held by the investor or issuable to the investor upon the conversion of the investor's note(s) to (b) the total number of shares of capital stock calculated on a fully diluted basis.

The Company's obligations under the convertible secured promissory note are secured pursuant to a certain Security Agreement (the "*Security Agreement*") and Intellectual Property Security Agreement (the "*Intellectual Property Security Agreement*"). Under such agreements, and for the benefit of the investor, as a secured party, the Company granted a security interest in and lien on all assets and personal property, including without limitation all accounts, chattel paper, documents, inventory, general intangibles, goods, accessions and records, and all products and proceeds in which the Company then had or acquires an interest, wherever located, whether then existing and owned as of the date of execution of the convertible secured promissory note, or thereafter acquired or arising, as well as all right, title and interest in, to whether then owned or thereafter created, acquired or arising patents and patent applications, trademarks, intellectual property licenses, goodwill and proceeds and profits of the above.

The Cancelled Trust Convertible Note

On July 16, 2015, the Company issued a convertible note to an investor in reliance on Section 4(a)(2) of the Securities Act, for the amount of $25,000.00. This note contained an interest rate of 6% per annum and was redeemed (principal and interest totaling $28,090 paid back in check) on July 18 2017

KISS-A Agreement

On June 15, 2016, the Company entered into a KISS-A Agreement (Keep it Simple Security) with 500 Startups IV, L.P., for $125,000.00 under Section 4(a)(2) of the Securities Act. The proceeds of this offering were used for general business purposes. Currently, the KISS has not been converted and remains outstanding in the full principal amount.

The material terms of the KISS are as follows:

- Upon the closing of a qualified financing where the Company sells preferred stock for the gross proceeds of $1,000,000.00 or greater, the instrument's face value will automatically convert into a number of conversion shares equal to 5% of the fully-diluted capitalization immediately following the closing of the next equity financing. The issuance of conversion shares pursuant to the conversion of the KISS-A shall be upon and subject to the same terms and conditions applicable to the preferred stock sold in the next equity financing (or the shadow series as applicable).

- In the event of a corporate transaction in which a shift of at least 50% of controlling interests occurs, at the investor's election, (i) this KISS-A shall be converted into that number of conversion shares equal to 5% of the fully diluted capitalization immediately prior to the closing of the corporate transaction; or (ii) the investor shall be paid an amount equal to two times (2x) the purchase price, prior and in preference to any distribution of any of the cash or other assets of the Company to holders of the Company's capital stock by reason of their ownership of such stock.

- If neither of the aforementioned conversions have occurred prior to the eighteen-month anniversary of the instrument, the KISS-A shall be converted into that number of conversion shares equal to 5% of the fully diluted capitalization immediately following the conversion.

- The holder has participation rights in the next equity financing of $1,000,000.00 or more of preferred stock, and has been granted information rights, observer rights, and "Major Investor" and dividend rights upon conversion.

The SAFE Offerings

Between March 3, 2015 and October 31, 2018, the Company issued nine Simple Agreements for Future Equity (SAFEs) to seven investors in reliance of Section 4(a)(2) of the Securities Act for the aggregate proceeds of $1,645,000. The proceeds were applied towards general operating expenses. Currently, the SAFEs are outstanding and have not been converted into equity securities in the Company. The conversion of the SAFEs may limit, dilute or qualify the Crowd SAFEs issued in this Offering.

Six SAFEs were sold for the aggregate amount of $1,160,000.00. These SAFEs have a valuation cap of $6,000,000.00 and a discount of 15%.

One SAFE was sold for the aggregate amount of $350,000.00. This SAFE has a valuation cap of $7,000,000.00 and a discount of 15%.

One SAFE was sold for the aggregate amount of $100,000.00. This SAFE has a valuation cap of $8,000,000.00 and a discount of 15%.

One SAFE was sold for the aggregate amount of $35,000.00. This SAFE has a valuation cap of $6,000,000.00 and a discount of 30%.

The nine Simple Agreements for Future Equity (SAFEs) have the following conversion mechanisms:

- The SAFEs automatically convert upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "*Equity Financing*"), at which time the Company will automatically issue to the investors a number of shares of Safe Preferred Stock equal to each investor's purchase amount divided by either (1) the SAFE's respective valuation cap divided by the Company Capitalization or (2) the price per share sold in the Equity financing multiplied by one minus the SAFE's respective discount amount, whichever calculation results in a greater number of shares of Safe Preferred Stock. "*Safe Preferred Stock*" means the shares of a series of preferred stock issued to the investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the conversion price. "*Standard Preferred Stock*" means the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing. "*Company Capitalization*" means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the SAFE instrument, (B) all other Safes, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

- If there is a change of control or IPO (each a "*Liquidity Event*") before the expiration or termination of the SAFE, the investor will, at its option, either (i) receive a cash payment equal to each investor's purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the holder fails to select the cash option. If insufficient funds are available for distribution in the amounts set forth therein, then all of the Company's available funds will be distributed with equal priority and pro rata among the cash-out investors in proportion to their purchase amounts, and the cash-out investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid purchase amount divided by the Liquidity Price. "*Liquidity Price*" means the price per share equal to the valuation cap divided by the Liquidity Capitalization. "*Liquidity Capitalization*" means the number, as of immediately prior to the Liquidity Event, of shares of capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

If there is dissolution, liquidation, winding up, termination or general assignment for the benefit of the Company's creditors before the expiration or termination of the SAFE instrument, the Company will pay an amount equal to the purchase amount immediately prior to, or concurrent with, such event, and prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock by reason of their ownership thereof. If no such funds are available to satisfy this provision, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among such investors.

Debt
The Company maintains credit card balances in the total amount of $6,526.90 as of the date of this Form C. Besides the credit card debt and the convertible promissory notes described in the section titled '*Convertible Securities*' above, the Company has no other outstanding debt or loan obligations.

Valuation
The Securities being sold in this Offering are Crowd SAFE Units that convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing. A 409(a) valuation was conducted by our cap table management company, Carta. The FMV (Fair Market Value) ascribed in that report dated November 26, 2018 was $0.08 per share of Common Stock.

Ownership
The majority of the Company is owned by Amit Kothari.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Amit Kothari	87.8%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company's current revenue comes from licensing its software on a recurring, subscription model billed per user, per month or per user, per annum.

The Company does not expect to achieve profitability in the next 12 months. We are focusing instead on increasing product depth and increasing market share.

The Company incurred total operating expenses of $626,520.00 and $662,511.00 for the years ended December 31, 2018 and 2017, respectively. In 2017, the Company generated $44,112.00 in gross profit, resulting in a net loss of $599,333.00. In 2018, the Company generated $9,381.00 in gross profit, resulting in a net loss of $593,019.00.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $53,574.00 and $116,758.00 for the years ended December 31, 2018 and 2017, respectively.

Advertising
The Company expenses the cost of advertising as incurred and aggregated $2,605.00 and $453.00 for the years ended December 31, 2018 and 2017, respectively.

Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $137,724.00 in cash on hand which will be

augmented by the Offering proceeds and used to execute our business strategy. The Company has about 6 months of liquid assets to continue operations at the current rate of expenditure. It's possible to control this expenditure and reduce it, affecting that forecast. If the Offering succeeds, and depending on the level of success of the Offering, we anticipate an additional 2 - 7 months of liquid assets will be made available to continue and/or grow operations.

The Company currently has an average burn rate of $49,567.00 per month.

The Company has additional sources of capital other than the proceeds from the Offering. See 'CAPITALIZATION AND OWNERSHIP' section above.

Capital Expenditures and Other Obligations
The Company does not plan to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as <u>Exhibit A</u>.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 1,070,000 of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "***Minimum Amount***"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2019 (the "***Offering Deadline***") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000 (the "***Maximum Amount***") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

In the event two-times the Minimum Amount is reached prior to December 31, 2019, the Company may conduct the first of multiple closings of the Offering early, provided all Purchasers will receive notice of the new Offering deadline at least five (5) business days prior to such new Offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). The Purchasers who committed on or before such notice will have until the 48 hours before the new Offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than 21 days remaining before December 31, 2019.

The Company may only conduct another close before December 31, 2019 if (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close, and (ii) more than 21 days remain before December 31, 2019.

The Company has agreed to return all funds to the Purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Portal LLC dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 6.0% (six percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Securities of the issuer that is equal to 2.0% (two percent) of the total number of Securities sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Definitions

Valuation Cap

$11,000,000

Discount

20%

"*Capital Stock*" refers to Company's membership interests, Common Units, common stock, preferred stock, or any series thereof that the Company is then authorized to issue.

"*CF Shadow Series Securities*" shall mean with respect to a conversion pursuant a Qualified Equity Financing, shares of the Company's preferred stock that are identical in all respects to the shares of Capital Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Conversion Shares would be CF Shadow Series A Preferred Stock), except that the liquidation preference per share shall equal the Conversion Price and the following additional differences:

   i.   The Conversion Shares shall be non-voting except as required by law;
   ii. The Conversion Shares must vote in accordance with the majority of the investors in such future Qualified Equity Financing with respect to any such required vote; and
   iii. Holders of Conversion Shares shall receive periodic business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law and contemplated by Regulation CF).

The Company has no obligation to convert the Securities in any future financing.

"*Change of Control*" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"*Dissolution Event*" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"*Qualified Equity Financing*" shall mean the first sale (or series of related sales) by the Company of its Capital Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into capital stock in connection with such sale (or series of related sales).

Conversion

Upon the occurrence of a Qualified Equity Financing the Crowd SAFEs may convert into CF Shadow Series Securities.

Conversion Mechanics

Conversion Upon First Qualified Equity Financing

If the Company elects to convert the Securities upon the first Qualified Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "***Purchase Amount***") by:

(a) the quotient of $11,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "***Safes***"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Qualified Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "***First Financing Price***" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Qualified Equity Financing following the issuance of the Securities.

Conversion After the First Qualified Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Qualified Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. These securities will have no information rights, no tax reporting rights, no voting rights and any matter by which applicable law requires the holder of such securities to vote, the holders of the securities will enter into a proxy agreement with the Intermediary to vote in line with the series of securities the CF Shadow Series Securities are based off of.

Conversion Upon a Liquidity Event Prior to a Qualified Equity Financing

In the case of an initial public offering of the Company ("***IPO***") or Change of Control (either of these events, a "***Liquidity Event***") of the Company prior to any Qualified Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $11,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (I) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (II) any Safes; and (III) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "***Cash-Out Investors***") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

Dissolution

If there is a Dissolution Event before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd SAFE into shadow-capital stock of the Company, the Intermediary will have the right to vote on behalf of the Purchaser. The Purchaser will only get the right to vote, independently of the Intermediary, if the Company has a Liquidity Event and the Purchaser elects to receive capital stock of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Classes of Securities of the Company

The following description summarizes important terms of the existing securities of the company and does not provide every detail that may be of interest to investors in this offering. A description of the rights of the shareholders may be found in the Company's Bylaws, as well as under the Delaware General Corporate Law.

Common Stock

Voting Rights

Except as may be otherwise provided in the Bylaws, each stockholder entitled to vote will be entitled to one vote for each share of stock held and registered in such stockholder's name on the books of the Company. Directors will be elected by a plurality of the shares present in person or by proxy at a meeting at which a quorum is present and entitled to vote on the election of directors. No cumulative voting will be permitted in the election of directors. In all matters other than the election of directors, the affirmative vote of the holders of a majority of the shares of stock of the Company who are present in person or represented by proxy at a meeting at which a quorum is present and who are entitled to vote on the subject matter will be the valid corporate act of the stockholders, except in those specific instances in which a larger vote is required by law, the certificate of incorporation, or the Bylaws.

Rights to Distributions

Subject to the Certificate and the laws of the State of Delaware, the Board may declare and pay dividends upon the certificate shares of stock of the Company at any meeting, which dividends may be paid in cash, in property, or in shares of the Company's capital stock, and may cause the Company to purchase or redeem any of its outstanding shares of stock.

The Company has never declared or paid cash distributions on its shares of Common Stock issued and outstanding and currently does not anticipate paying any cash distributions after this Offering or in the foreseeable future.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not engaged in any transaction with a related person.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION
This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Amit Kothari
_____
(Signature)

Amit Kothari
_____
(Name)

Director, CEO, President, Secretary
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Amit Kothari
_____
(Signature)

Amit Kothari
_____
(Name)

Director, CEO, President, Secretary
/s/Amit Kothari

September 12, 2019
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Pravina Pindoria
(Signature)

Pravina Pindoria
(Name)

Director, Chief Operating Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Pravina Pindoria
(Signature)

Pravina Pindoria
(Name)

Director, Chief Operating Officer
/s/Pravina Pindoria

September 12, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Form of Crowd SAFE
Exhibit D   Video Transcripts

EXHIBIT A
Financial Statements

EXHIBIT B
Offering Page

EXHIBIT C
Form of Crowd SAFE

EXHIBIT D
Video Transcripts

TALLYFY, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

August 27, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Tallyfy, Inc.
St. Louis, MO

We have reviewed the accompanying financial statements of Tallyfy, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 27, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

TALLYFY, INC.
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

_____

		2018		2017
ASSETS				
CURRENT ASSETS				
Cash	$	576,307	$	391,407
Accounts Receivable		-		3,676
Prepaid Expenses		1,517		14,557
TOTAL CURRENT ASSETS		577,824		409,639
TOTAL ASSETS		577,824		409,639
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		582		377
TOTAL CURRENT LIABILITIES		582		377
NON-CURRENT LIABILITIES				
Convertible Notes		400,000		400,000
Accumulated Interest		26,167		15,167
SAFE Notes		1,645,000		895,000
TOTAL LIABILITIES		2,071,749		1,310,544
SHAREHOLDERS' EQUITY				
Common Stock (10,000,000 shares authorized;		770		770
7,698,000 issued; 0.0001 par value)				
Additional Paid in Capital		31,006		31,006
Retained Earnings (Deficit)		(1,525,701)		(932,680)
TOTAL SHAREHOLDERS' EQUITY		(1,493,925)		(900,904)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	577,824	$	409,639

TALLYFY, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Operating Income		
Sales, Net	$ 74,673	$ 80,506
Cost of Goods Sold	65,292	36,394
Gross Profit	9,381	44,112
Operating Expense		
Professional Services	406,075	346,970
Salaries	164,266	198,330
General & Administrative	53,574	116,758
Advertising	2,605	453
	626,520	662,511
Net Income from Operations	(617,139)	(618,399)
Other Income (Expense)		
Interest Expense	-	(3,090)
Other Income	37,085	20,096
Tax	(12,966)	2,060
Net Income	$ (593,019)	$ (599,333)

TALLYFY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (593,019)	$ (599,333)
Change in Accounts Payable	205	-
Change in Accounts Receivable	3,676	(4,393)
Change in Prepaid Expenses	13,040	1,033
Net Cash Flows From Operating Activities	(576,099)	(602,693)
Cash Flows From Financing Activities		
Issuance of Convertible Notes	-	(25,000)
Increase in Convertible Notes Accrued Interest	11,000	15,167
Issuance of SAFE Notes	750,000	875,000
Issuance of Common Stock	-	5
Increase/(Decrease) in Additional Paid in Capital	-	(15,017)
Adjustment to Retained Earnings	-	(3,811)
Net Cash Flows From Financing Activities	761,000	846,343
Cash at Beginning of Period	391,407	147,756
Net Increase (Decrease) In Cash	184,901	243,651
Cash at End of Period	$ 576,307	$ 391,407

TALLYFY, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

_____

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount			
Balance at December 31, 2016	7,648,000	$ 765	$ 49,279	$ (333,348)	$ (283,304)
Issuance of Stock	50,000	5	-		5
Decrease to Additional Paid In Capital			(15,017)		(15,017)
Syndication Costs			(3,256)		(3,256)
Net Income				(599,333)	(599,333)
Balance at December 31, 2017	7,698,000	$ 770	$ 31,006	$ (932,680)	$ (900,904)
Issuance of Stock					-
Net Income				(593,019)	(593,019)
Balance at December 31, 2018	7,698,000	$ 770	$ 31,006	$ (1,525,701)	$ (1,493,925)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Tallyfy, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and domiciled in Missouri. The Company software as a service ("SaaS"), specializing in workflow optimization management for everyday business needs.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net losses of $599,334 and $593,019 in 2017 & 2018, respectively.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional funds to continue operations through a Reg CF funding campaign. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through August 27, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Other Income

In 2018 and 2017 the Company earned $37,085 and $21,865, respectively, mining cryptocurrency. Management does not plan to continue this as a business practice in the future.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and Missouri.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2016, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Convertible Notes"). The notes accrue interest at the rate of 4% per annum and are payable at a future date to be determined by management. During 2018 and 2017, the Company capitalized approximately $26,167 in interest related to the Notes.

During the year ended December 31, 2018, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2018, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2018, the Company had $1,645,000 of SAFE obligations outstanding. Details are listed below,

-   1,160,000 with a valuation cap of $6,000,000 and discount rate of 15%
-   350,000 with a valuation cap of $7,000,000 and discount rate of 15%
-   100,000 with a valuation cap of $8,000,000 and discount rate of 15%
-   35,000 with a valuation cap of $6,000,000 and discount rate of 30%

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2018 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2018.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 27, 2019, the date that the financial statements were available to be issued.

 

Company Name	Tallyfy

Logo	

Headline	Workflow Made Easy ™

**Cover
photo**



**Hero
Image**



Tags

Pitch text

Summary

- Platform that brings certainty and automation to your workflows
- Already raised $2M+ from investors in Silicon Valley and St. Louis
- Participated in Alchemist Accelerator, 500 Startups and Arch Grants
- Free inbound traffic from Google Search worth $350k+ per month
- $65k+ in annual recurring revenue - validating initial product/market fit
- Team includes 4 startup vets with successful exits to IBM and Adobe

- Focusing on client-facing workflows. Target markets worth $50 billion+

Problem

Manual workflows waste tons of time for you and your coworkers

"Oh - Jane knows how to do that"

People try to remember procedures and best practices in their head. They are not formalized or shared. Everyone ends up doing procedures differently, leading to inconsistent outcomes and constant uncertainty around "how should we do this?" If the person you need is not available (or leaves) - it's chaos.

"Yea - we've written down and drawn all our processes"

People might try to document (type up) or draw a process in a flowchart. You have no idea if or when anyone actually looked at the flowchart or Word/Excel doc while they were working. What's the point in spending weeks on documenting a process that nobody will ever look at?

"But I already emailed John that he needs to approve"

People use email and chat to actually do a process. Coworkers hardly ever know who is doing what, when and how. Everything that should be predictable and obvious turns into long chains of chats and emails. It stresses everyone out and wastes tons of time.

"How can we prevent this mistake in future?"

People try to improve a process through hundreds of hours of training and workshops. Awesome employees get engaged and suggest ideas to improve a process, but the old ways continue. Now scale that up. If there were hundreds of people in a company - how would you deploy an improved process to the entire company?

Wouldn't it be magical if everyone in your company knew how to do every process?

 

Wouldn't it be nice if you didn't get interrupted by email and chat for routine questions?



Wouldn't it be nice if everyone in your team knew exactly who is doing, what, when, how and why?

Wouldn't your clients love a way for them to track and get involved in a process?

Why can't your clients track a workflow online, just like they track a FedEx parcel?

Solution

We bring certainty and confidence to every workflow in your business



Tallyfy focuses on repeatable **processes**. This means there's one place where procedures are both seen and used.

When you launch a process - you know it will be **predictable**, **consistent** and **reliable**. Tasks will not constantly slip through the cracks like they do in ad-hoc projects.



Product

Tallyfy makes it simple to rinse and repeat processes you do every day

Our product allows you to create a blueprint of any repeatable process in your business and launch workflows off of that blueprint. You can track processes visually on a simple dashboard.

Tallyfy can be used for literally any customized, repeatable workflow in your business.



Client Onboarding



Employee Onboarding



Content Approval



Daily/Weekly Tasks



Product Design



Website Updates



Social Media Publishing



Issue Tracking



Partner Onboarding



Expense Claims



Vacation Requests



Lead Qualification



Plan Regular Events



Weekly/Monthly Reporting



Service Requests

Traction

Over 10,000 sign-ups since we launched

The validation revenue we've accumulated from 10k+ signups on our free-forever plan is $65k+ ARR (Annual Recurring Revenue) - generated by companies that chose to upgrade to paid plans.



This validation revenue has helped us build a strong understanding of what thousands of companies want, helping us quickly refine our roadmap.

Separately - the average number of employees in the companies signing up is steadily increasing, helping us move up-market.



We get $350k+ worth of free clicks from Google search every single month

Most other startups pay hard and heavy dollars for marketing. It's one the biggest expenses in most companies. **We don't pay a dime.**

We carefully executed our plan to rank on the first page of Google search for thousands of relevant searches (without having to pay for Adwords).

We've done this by producing relevant, evergreen content that's hugely valuable to people.

Look at the traffic growth to our website below. It's a *huge* long-term competitive advantage!



Feb 5, 2018 - Aug 3, 2019 ▼   AUDIENCE OVERVIEW ❯

Don't believe us?

Go ahead - google "client onboarding" or "sop" yourself. See how we're on page 1 of normal (organic) Google search results.

Those are just two examples from thousands of searches.

What does this mean for our business? Let's do some math here.

Let's assume our current traffic does not grow (at all) for the next 3 years.

What would it be worth?

$380k per month x 12 months a year x 3 years is >$13 million.

So basically - **we would NOT spend >$13 million in marketing costs** over 3 years.

The above assumes traffic stays *flat* for the next 3 years.

Over the last 2 years, the value of inbound traffic to tallyfy.com has *not* been flat:



Is this a strong, long-term competitive advantage for brand awareness and free leads?

You should decide on that question - before you decide to invest in us.

Customers

Tallyfy is used by businesses in a variety of industries



It used to take us two days to run monthly client campaigns, now, with the help of Tallyfy, we complete them in just a few hours!

– Julie Trelstad, (Book Publisher)
Julie Ink

#Publishing #DigitalMmarketing
#Consulting #ClientServices

This is the key to business growth. I don't have to spend a lot of time training freelancers. There's a ton of applications for it in sales and other such processes, but I'm especially excited for the ability to hand-off tedious workflows that I don't want to have to explain to someone else again and again.

– Kyle Lawrence (Development Manager)
Design & Develop

We can finally outsource work with confidence and focus on growing the business.

– Andrew Hurrell (Director)
Get Customers Fast

If you want to scale your business, then Tallyfy is a must. I've realized that I already run a lot of repetitive processes that could have been standardized long ago but never had a tool that helped organize it, visualize it or even realize that that could be useful.

– Jose Sotelo (Marketing Manager)
Havas Media

Tallyfy is deliciously complex and simple. Really love the control you have with tasks and whether you make them mandatory or not, repeatable and send webhooks to update a CRM or application. I would be very surprised if there is anyone that this application would not benefit.

– Simon Rowe (Development Manager)
Her Majesty's Government

Routing multiple documents is far quicker and there's immediate accountability and oversight. After switching to Tallyfy, routing documents and layouts went from taking over a week to taking just 2-3 days.

– Timothy O'Leary (General Director)
Opera Theatre of Saint Louis / Opera America

"

Tallyfy is absolutely amazing. It's perfect for medium to large businesses. They also assure you that they have setup data and security measures which makes it perfect for medium to large businesses as well. 5 stars, no questions asked.

– David Christopher Castillo (Senior Business Analyst)
Voyager

"

Tallyfy is intuitive, fun and visually appealing. We can quickly gather every detail we need from our client in order to finish it on time. All the documents, specific details and comments are in one place.

– Hanka Hanga (Co-founder)
The Mindset Institute

"

It takes a very short time to learn and use. We are much more confident that nothing is getting missed with our new member setup process. And more importantly, Tallyfy has allowed us more time to focus on our member experience and less time worrying about admin.

– Tom Lewis (Operator)
Cowork Inc.

"

The best way to standardize your processes and tasks. We have prevented many common errors and delays in accounting processes by using Tallyfy.

– Rajesh Verma (Registered Tax Agent)
Accurate Taxation Services

Business Model

Strong initial success with our tiered subscription model

Tallyfy charges a subscription fee for each member (user). We usually see the number of members grow, as a company adds more workflows on Tallyfy.

Tallyfy has always had a free forever plan since we launched. Until recently, we've been purely focused on product development from feedback - not on sales.

Our initial sign-ups (10k+) gave us confidence to monetize to a free trial model (going forward) - along with clarifying our roadmap.

As of August 2019 - we eliminated our free plan and moved to a 14 day free trial. We're now shifting our focus to growth in recurring revenue and sales.



Enterprise

Operational Excellence

White Glove Service

Most Popular

Pro

Automate Operations

$25

per member per month

when billed annually

$30/member/month monthly

Basic

Organize Processes

$12.50

per member per month

when billed annually

$15/member/month monthly

Market

Tapping into complimentary trends and fast-growing markets

We focus on the SMB (small and medium-sized business) market - where people lack a fully-featured process management tool, which is also really easy to use. Such companies are not able to spend huge amounts of money on enterprise software, and want something that works right now, and works quickly - without needing IT and consultants.

We're really excited about "riding" bigger markets/trends that are complementary to us - and there's three major sectors there.

First - there's *middleware*, which includes integration tools like Zapier and Microsoft Flow. Second - there's *AI* and *RPA*, since we can slot automations beautifully into everyday tasks. Third - there's *BI* (Tableau, PowerBI) - since we stream our data in real-time for visualization.

We play nicely with CRM (just reference leads in your workflows) and chat platforms - so you can go from noisy, messy chats - to trackable actions - in one click.

Our team has enough experience to know about positioning our differentiation in the long-term - and we see a solid plan on what it will take for us to grow to a very large ARR (annual recurring revenue) figure.

Competition

Our simple interface, client-facing workflows and API-first platform set us apart

We have two competitor categories. The first is BPM (Business Process Management) - which is a >$15 billion segment of legacy, complex, IT-driven process management software. The second is project management tools - which focus on projects, not repeatable processes.

Some key strengths for us are our beautiful UX (user experience), our focus on front-office use cases - and a really clean and complementary fit with software that IT has already purchased.

Our special sauce is that we help you scale your operations.

Tallyfy works in minutes - and we run client-facing workflows. This gives you **better customer experiences that make you money**, not just **internal automations that save you money**.

Vision

Setting a solid foundation for strong future growth

So many startups try to scale prematurely.

We believe we've set the right foundation. We're looking to gather steam and project strong growth in the next few years.



Investors

We've raised $2M+ from top investors and accelerators

We've received investment from MTC (the state VC in Missouri), Alchemist Accelerator and 500 Startups (both in San Francisco). We won $90k in equity-free grant funding from Arch Grants (in St. Louis, MO) and Startup Chile.

   



Jocelyn Goldfein - San Francisco
Previous - Director of Engineering at
Facebook & VP of Engineering at VMware



Roger Bamford - San Francisco
Principal Architect at Oracle. "Founding
Father" of Oracle RAC.



Shaker Sadasivam - St. Louis, MO
CEO of multiple technology companies.
Washington University MBA



Christopher Muenchhoff - Germany
Co-founded DealPilot – exit to Shopping.com







Maximilian Thyssen - Germany
Multiple exits. Strategic experience in
Germany and Silicon Valley.



Daniel Creston - St. Louis, MO
Experienced COO and angel investor

Founders

Decades of hard experience in design thinking, grit and exits (with scars)





Amit Kothari
Co-founder & CEO
Product Nerd, Tech Architect

Amit spent a decade improving processes, implementing old-fashioned BPM's and watching innocent people struggle with ugly, boring software. He has a CompSci degree from Bath (in England) and optimized the Tallyfy website to load in <1 second.

Pravina Pindoria
Co-founder - Growth
Customer Success and Roadmap

Pravina makes something out of nothing. She replies to users, shapes the product roadmap and helps define growth ideas. She once helped to design and build an intensive care unit in the African desert - which is still operating today.





Thomas Palumbo
Co-founder - Head of Design & Brand
UI/UX genius for multiple startups

Thomas created several apps and
experiences for global brands. He totally
refuses to accept pixels that are out of place.
He invented a way to eliminate flowcharts for
conditional branches in workflows.

Eli Covell
Head of Sales
Previous exits to IBM/Adobe

Eli helped take two companies public - CRIO
(now IBM) and WSS (now ADBE). He built
and ran teams of 50+ over 20 years. Eli has
closed deals with many F500 companies -
including a 3-year $6 million deal with Disney.

Fortune favors the brave.

Believe it!

Team

	Amit Kothari	CEO
	Pravina Pindoria	Growth/CS
	Thomas Palumbo	Head of UI/UX/Brand
	Daniel Olert	QA/Product Lead
	Noel Ceta	Head of Content
	David Chopin	Content Lead
	Adi Winata	Client UI and Integrations Lead

	Rehan Mahmood	Lead Developer - Client UI
	Nurbek Chymbaev	Lead Developer - API
	Yassin Ararou	Lead Developer - API
	Mohan Singh	Lead Developer - Client
	Kiran Sompura	Lead Developer - Client
	Samier Sompura	Developer - Client
	Dmitriy Riabov	Lead Developer - API and Database
	Rukhmini Kadu	Services

	Natasha Potter	Head of Email Marketing
	Lora Lucenara	Head of Testing
	Savannah Davis	Content
	Sonia Pearson	Content
	Rahul Chauhan	Developer - API
	Eric Husa	Integrations and API Developer
	Samuel Rubin	Summer Intern
	Sailesh Sitaram	Summer Intern

	Grace Anne Aldred	Summer Intern
	Tristan Senkowski	Summer Intern
	Stephen Richardson	Summer Intern
	Akshat Chowksey	Summer Intern
	Helal Uddin	VA
	Tal Schechter	Consultant/Partner
	Chris Naumann	Consultant/Partner



Brittany
Hagedorn

Advisor. MBA from Washington University. Six Sigma Black Belt with lots of
practical process improvement experience.



Daniel
Livengood

Advisor. Algorithms and machine learning expert. Wrote an award-winning
thesis at MIT.



Eli Covell

Sales

Perks

$1,000	T-shirt
$5,000	T-shirt Option to be publicly featured on our "About us" page as an investor
$10,000	T-shirt Published interview on our blog Option to be publicly featured on our "About us" page as an investor
$25,000	T-shirt Get a whole release named after you Published interview on our blog Option to be publicly featured on our "About us" page as an investor Dinner with the founders - Amit and Pravina - anywhere in St. Louis, MO

FAQ

How do you compare to other types of tools like project management apps, etc.?	We focus on repeatable processes, not projects. We also focus on client-facing workflows - which contribute to a great client experience. A few more pointers are at this page.
Does Tallyfy integrate with other apps?	Yes - beautifully. We built a cloud-native, integration-first platform. See more at this link. We have tons of plugins and add-ons to other platforms on our roadmap.
How do you address data security concerns for customers?	We are very rigorous on that front - and all the details are here. We are one of the few, if only workflow SaaS vendors that properly validate on the HSTS pre-load list on major browsers and have an A+ grade on independent Qualsys SSL tests.
Can I independently verify the large amount of traffic you get on your website?	Most people use third-party tools like Moz, SEMRush, AHREFS, etc. - in order to track their rankings on Google. Here's a link to SEMrush - for example.
Can I see your overall mission statement and story?	Yes - it's published here.

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Tallyfy, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2019

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Tallyfy, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $11,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes

issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS

PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be St. Louis, Missouri. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Tallyfy, Inc.
By:
Name: Amit Kothari
Title: Chief Executive Officer
Address: 911 Washington Avenue, St. Louis, MO 63101
Email: amit@tallyfy.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy


Irrevocable Proxy


Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$ between Tallyfy, Inc., a Delaware corporation (the "***Company***") and $investor_name$ ("***Stockholder")***. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Preferred Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                            LLC d/b/a Republic
Date   Date

Main Video – Tallyfy – Transcript

[Graphic of Tallyfy logo - 'Tallyfy - Workflow Made Easy']

[Video of Amit Kothari speaking]

[Caption - 'Amit Kothari' 'CO-FOUNDER']

Hi my name is Amit, Tallyfy is a workflow app which helps you track and improve any repeatable process in your team with confidence and clarity. Let's look at some of the problems and stresses that people face in teams every single day.

[Word Cloud graphic of various use cases - 'Content Approval, Weekly/Monthly Reporting, Employee Onboarding, Product Design, Issue Tracking, Website Updates, Approve Client Proposals, Daily/Weekly Tasks, Client Onboarding, Expense Claims, Social Media Publishing, Service Requests, Lead Qualification, Partner Onboarding, Vacation Requests, Plan Regular Events']

[Video of Amit Kothari speaking]

Today, hundreds of thousands of people across many industries do repeatable business processes every day. However, they are often not formalized. Let's take onboarding a new client as an example.

[Video of various animations displaying confusion in communication]

You send your client an email with some questions to complete. They don't get back to you. So you chase them three times, and they finally answer two weeks later without providing the exact answer you actually wanted. The client is a large company and you know you need to do a bunch of special tasks for that kind of company, but you can't remember who does what, so you Slack your manager, but she's away.

[Video of Amit Kothari speaking]

Your client calls you for status, you can't tell them the status of anything because you don't know the answer yourself. Now, imagine your company is onboarding hundreds of clients of all sizes and the process is slightly different for each client. How do you make sure that everyone can track what's going on and what needs attention right now.

[Screen recording of someone clicking through Tallyfy's blueprint and process launch features]

Tallyfy brings certainty and automation to your internal and client-facing workflows. Look at how easy it is to document and track any custom process within minutes with no IT, or tech know-how. Assign any task to anyone, even to clients who are outside your company. Everyone sees a beautiful, simple visual of who has done what, what's pending, and why. If there's any issues, you see the full context without repeating the whole story so far.

[Screen recording of Tallyfy's dashboard view]

Everyone involved sees real-time updates on a dashboard, so no need for all those emails to get status updates and needless meetings.

[Graphic of various logos - 'ebay, ExxonMobil, BOSE, PayPal, DELL, Pfizer, adidas, TD, Mitsubishi Motors, viacom, AIRBUS, Morgan Stanley, Adobe, BBC, AIG, pwc, NORDSTROM, KraftHeinz, CISCO']

Thousands of people from large and small companies have signed up to Tallyfy.

[Video of Pravina Pindoria speaking]

[Caption - 'Pravina Pindoria - CO-FOUNDER']

So how are these companies finding us? Simple, they just Google something. When a business user is struggling with a problem,

[Screen recording of someone Googling 'client onboarding']

they Google things like client onboarding, or SOP, and Tallyfy is landing on page one of Google for hundreds of these relevant, key searches. People click through to our website and have been signing up, it's that simple. Is this a big deal? We think so.

[Panning video of bar graph displaying financial information]

As of August 2019, we've been getting 350 thousand dollars worth of free clicks to our website each month.

[Video of Pravina Pindoria speaking]

It's a brilliant lead generation machine, getting us qualified leads at zero cost.

[Video of Thomas Palumbo speaking]

[Caption - 'Thomas Palumbo - Head of Design']

We're totally focused on design first principles in every aspect of our business. We're at the beginning of our journey and incredibly excited about our traction so far. We hope you'll join us in our vision to bring certainty and confidence to every workflow in a business.

[Graphic of Tallyfy logo - 'Invest in Tallyfy - Workflow Made Easy']

How it works video transcript

How it works video demo is here:

https://www.dropbox.com/s/ucqr9nystk1no42/How-to-demo.mp4?dl=0

The transcript:
Hi, in this video you'll see the basics of Tallyfy and how it works.

It's really simple, Tallyfy lets you create a blueprint that you can reuse for any business process. You can then launches processes off that blueprint. And finally, you can track processes even if there's hundreds of them on a single dashboard - it's that simple. So let me show you how it begins.

Blueprints: In Tallyfy, you get to blueprint library where you can see all the blueprints of all the SOPs, procedures, and processes within your company in a single place like this.

To edit a blueprint, it's really simple, click through, and you can see all the steps. A blueprint generally begins with a kick-off form, which is the form that people fill out before the process starts. You then add a bunch of steps that signify how the process is done.

You can also add who does it, as well as deadlines. Within the description of the step, you can have videos, photos and so on, as well as form fields. Here we have a form field for a client onboarding process that asks where is a client based. A really powerful feature of Tallyfy is that you can actually have rules that show or hide steps based on specific values or conditions being met. In this case, we don't need to create a US profile unless the client is a US client. So, it picks up the drop down box value, 'where are they based' from the first step and if that's the US, then it shows this task. It's really simple to automate decisions using rules on Tallyfy, and also very simple to create your blueprint.

Once you create your blueprint, which is the definition or recipe of your process, you're ready to launch the actual process. So in this case, we're onboarding a client - let's call the client McDonalds - and launch the process.

This moment is awesome because everybody involved in the process gets a note, a notification, saying that they are actually assigned to a task so everyone can see who is doing what, when, how. If I open up the task, you can see these are all the form fields we have set in the blueprint. If I go ahead and select a country, notice how the US step shows up because it was set to show up according to the rule.

You can also see the progress bar moved up, so everybody can see who has done what, when, what's next. You can also assign outside people, for example your client, to specific tasks. In this case, I'm going to ask the client to actually approve something. Your client gets a simple email that asks them to do a specific task and that's it.

Really simple, really easy, and involving outside people as well.

Remember, your client can't see any other process, or any other task, they can only see the single task that they've been assigned to, which keeps things private for you. You can monitor all your processes, even if there's hundreds of them, on a single dashboard where you can see the progress of every single process, as well as who's assigned and what's next.

The colors indicate the status: green means everything's fine and red means there's an issue, or its overdue. Everyone gets their own task dashboard, where they can see what they have to do. You can also switch out and see other people's tasks, and their dashboard too.

So that's the basics of Tallyfy! We hope you enjoy using the tool. Thank you very much!